UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*


                      ARCH COMMUNICATIONS GROUP, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 039381108
                             -----------------
                               (CUSIP Number)

                            Jessica Forbes, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8558
------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                June 14, 1999
                       ------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 039381108                  13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Whippoorwill Associates, Inc.
           13-3595884

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

     OO; WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       24,437,849

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    24,437,849

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,437,849

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.9%

14  TYPE OF REPORTING PERSON (See Instructions)

          IA, CO

                                SCHEDULE 13D
                                ------------


     The Statement on Schedule 13D relating to the Common Stock par value $.01 per share of Arch Communications Group, Inc., filed by Whippoorwill Associates, Inc. on June 14, 1999, is hereby amended to add a conformed signature line.

ITEM 1.     SECURITY AND ISSUER.


            No change.

ITEM 2.     IDENTITY AND BACKGROUND.


            No change.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            No change.


ITEM 4.     PURPOSE OF TRANSACTION.

            No change.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            No change.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            No change.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            No change.

                                 SIGNATURES
                                 ----------

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 1998



                                WHIPPOORWILL ASSOCIATES, INC.


                                By:   /s/ David A. Strumwasser
                                     --------------------------------------
                                     Name:  David A. Strumwasser
                                     Title:  Managing Director